From: **Olia Olive Leaf Tea** [redacted]
Subject: Olia - The Future of Antioxidant Wellness Beverages. 🍃
Date: January 20, 2026 at 6:01 AM
To: [redacted]


Olia
OLIVE LEAF TEA
TANGERINE GINGER
BLUEBERRY HIBISCUS
CITRUS JASMINE
RASPBERRY LEMON

Olia- The new standard for high antioxidant refreshment and daily wellness.

We are currently raising capital through **WeFunder** to accelerate production, expand retail distribution, and drive national awareness. This is where early investors gain meaningful exposure before Olia scales.

Each 12 oz can delivers:

- A meaningful dose of olive leaf extract
- Clean, mainstream ingredients with refreshing flavors
- Antioxidant power that exceeds traditional teas and most

- Antioxidant power that exceeds traditional teas and most functional beverages

Olive leaf extract is one of the world's most studied antioxidant ingredients, supporting cellular health and long-term wellness. Olia is the first to bring it to market at scale in an RTD tea format.

The opportunity:

- A multi-billion-dollar tea category ready for disruption
- A science-backed ingredient competitors can't easily replicate
- A brand built on foundational health, not hype

Thank you for your consideration,

Chris Cook
Founder, **Olia**